

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 2, 2016

<u>Via E-mail</u>
Ms. Nancy T. Magnuson
Principal Financial Officer
Servotronics, Inc.
1110 Maple Street
Elma, NY 14059

> **RE: Servotronics, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed March 21, 2016**
> **File No. 1-7109**

Dear Ms. Magnuson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction